SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04017767

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RECEIVED APR 07 2004 WASH. D.C. 152

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42303

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROOKWOOD ASSOCIATES, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Piedmont Center, Suite 415
(No. and Street)

Atlanta (City) Georgia (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert S. Winborne (404) 874-7433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller Ray & Houser, LLP
(Name – *if individual, state last, first, middle name*)

99 West Paces Ferry Road, NW (Address) Atlanta (City) Georgia (State) 30305 (Zip Code)

PROCESSED
APR 23 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert S. Winborne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookwood Associates, L.L.C., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Jane E. Ritchie

Notary Public expires 9-15-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MillerRay&Houser

Business Advisors &
Certified Public Accountants

April 6, 2004

Board of Directors
Brookwood Associates, LLC
5 Piedmont Center
Suite 415
Atlanta, Georgia 30305

Dear Sirs:

We have reviewed Brookwood Associates, LLC's net capital computation pursuant to section 17(a)-5 of the Securities Exchange Act of 1934 which was previously submitted based on unaudited figures.

	Report as of December 31, 2003	Audited statements December 31, 2003	Difference
Ownership equity	$ 571,661	$ 557,733	$ 13,928
Less: unallowed assets (AR, FF&E, Deposits)	168,606	168,606	-
Net capital	$ 403,055	$ 389,127	$ 13,928

The difference between our audit as of and for the year ended December 31, 2002 and the report submitted pursuant to Section 17(a)-5 of the Securities Exchange Act arose from a payable which had not been recorded in the unaudited results.

Miller Ray & Houser LLP

A Member of MacIntyre Sträter International Limited (MSI), A Worldwide Association of Independent Professional Firms

99 West Paces Ferry Road, NW • Atlanta, Georgia 30305
404.365.1400 • Fax 404.365.1410 • e.mail: mrh@mrhllp.com • website: www.mrhllp.com